

November 7, 2012

Via E-mail
Lloyd C. Blankfein
Chairman and Chief Executive Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

> **Re:** **The Goldman Sachs Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 001-14965**

Dear Mr. Blankfein:

We have reviewed your filings and your response letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Notes to Condensed Consolidated Financial Statements
Note 6 –Cash Instruments, page 15
Level 3 Cash Instruments, page 15

1.   We note your response to prior comment 2 from our letter dated September 5, 2012 where you indicate that you will disclose a weighted average of your significant unobservable inputs for level 3 cash instruments but do not believe that disclosing

weighted average of significant inputs to level 3 derivative financial instruments is meaningful. In lieu of providing this weighted average range of significant unobservable inputs to level 3 derivative financial instruments, please provide additional qualitative information around the results of the ranges, including the distribution in the ranges.

You may contact Sasha Pechenik at (202) 551-3541 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have any questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director